December 27, 2017

VIA EDGAR

Kevin M. Dougherty

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Baker Hughes, a GE company, LLC
Baker Hughes Co-Obligor, Inc.
Registration Statement on Form S-4 (File No. 333-222114)

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Baker Hughes, a GE company, LLC and its wholly owned subsidiary Baker Hughes Co-Obligor, Inc. (together, the “Issuers”) respectfully request that the effective date of the Issuers’ Registration Statement on Form S-4 (File No. 333-222114) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 12:00 p.m. Eastern Standard Time on December 29, 2017 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Harald Halbhuber of Shearman & Sterling LLP at (212) 848-7150.

[Signature Page Follows]

Very truly yours,

Baker Hughes, a GE company, LLC

By:	/s/ Lee Whitley
Name: Lee Whitley
Title: Associate General Counsel & Corporate Secretary

Baker Hughes Co-Obligor, Inc.

By:	/s/ Lee Whitley
Name: Lee Whitley
Title: Secretary